EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2015 and 2014

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed consolidated interim financial statements of Avino Silver & Gold Mines Ltd. (the "Company") are the responsibility of the Company's management. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management's best estimates and judgements based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at September 30, 2015, and for the periods ended September 30, 2015 and 2014, have not been audited by the Company's independent auditors.

"David Wolfin"	"Malcolm Davidson"

_____________________________	_____________________________
David Wolfin	Malcolm Davidson, CPA, CA
President & CEO	Chief Financial Officer

November 9, 2015	November 9, 2015

- 1 -

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars) (unaudited)

	Note	September 30, 2015	December 31, 2014
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents		$9,145,588	$4,249,794
Amounts receivable		4,960,710	2,568,873
Sales taxes recoverable		2,604,105	1,658,617
Prepaid expenses and other assets		920,393	812,600
Inventory	3	4,270,720	3,804,141
		21,901,516	13,094,025
Exploration and Evaluation Assets	4	36,300,850	29,909,220
Plant, Equipment and Mining Properties	6	23,135,683	18,173,513
Investments	7	84,449	93,889
Reclamation Bonds		145,500	145,500
		$81,567,998	$61,416,147
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$4,516,134	$3,968,646
Current portion of concentrate prepayment	8	3,558,663	-
Current portion of equipment loan	11	174,639	-
Current portion of finance lease obligations	12	1,766,906	1,292,326
Taxes payable		115,041	993,110
Amounts due to related parties	9(b)	220,421	222,066
		10,351,804	6,476,148

Warrant Liability	10	27,572	239,690
Concentrate Prepayment	8	9,786,337	-
Equipment Loan	11	291,065	-
Finance Lease Obligations	12	2,068,623	2,007,010
Reclamation Provision	13	2,120,224	2,005,881
Deferred Income Tax Liabilities		6,829,451	5,637,027
Total liabilities		31,475,076	16,365,756

EQUITY
Share Capital	14	60,701,371	58,606,898
Equity Reserves		10,507,916	10,797,709
Treasury Shares (14,180 shares, at cost)		(101,869)	(101,869)
Accumulated Other Comprehensive Income		4,783,111	1,672,009
Accumulated Deficit		(25,797,607)	(25,924,356)
Total Equity		50,092,922	45,050,391
		$81,567,998	$61,416,147

Commitments – Note 17

Subsequent Events – Note 20

Approved by the Board of Directors on November 9, 2015:

Gary Robertson	Director	David Wolfin	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

- 2 -

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

For the three and nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

	Note	Three months ended September 30,		Nine months ended September 30,
		2015	2014	2015	2014

Revenue from Mining Operations	15	$5,028,314	$4,704,213	$15,222,738	$15,583,261
Cost of Sales	15	2,839,746	2,994,135	8,573,411	9,168,088

Mine Operating Income		2,188,568	1,710,078	6,649,327	6,415,173

General and administrative expenses	16	1,162,481	1,437,957	3,192,866	3,166,894
Income before other income (expenses)		1,026,087	272,121	3,456,461	3,248,279
Other Income (Expenses)
Fair value adjustment on warrant liability		36,942	690,672	212,118	983,251
Interest and other income		27,317	15,644	50,169	20,626
Foreign exchange gain (loss)		(898,991)	395,999	(1,035,368)	(107,465)
Interest expense		(59,477)	(43,342)	(136,178)	(86,731)
Accretion of reclamation provision		(34,374)	(33,453)	(101,929)	(98,144)
Unrealized gain (loss) on investments	7	(53,194)	(2,768)	(9,440)	12,555
Share of net loss of equity investee		-	(90,944)	-	(90,944)
Net Income Before Income Taxes		44,310	1,203,929	2,435,833	3,881,427

Income Taxes
Current income tax recovery (expense)		655,746	(374,239)	(1,522,232)	(1,182,369)
Deferred income tax expense		(1,325,249)	(41,885)	(786,852)	(654,034)
		(669,503)	(416,124)	(2,309,084)	(1,836,403)
Net Income (Loss)		(625,193)	787,805	126,749	2,045,024

Other Comprehensive Income - Items that may be reclassified subsequently to income or loss
Currency translation differences of foreign operations		1,501,548	865,317	3,111,102	838,160
Comprehensive Income		$876,355	$1,653,122	$3,237,851	$2,883,184
Earnings (Loss) per Share
Basic	14(e)	$(0.02)	$0.02	$0.00	$0.06
Diluted	14(e)	$(0.02)	$0.02	$0.00	$0.06
Weighted Average Number of Common Shares Outstanding
Basic		36,453,755	32,290,392	36,037,472	31,521,145
Diluted		36,800,790	33,536,345	36,600,853	32,611,312

The accompanying notes are an integral part of the condensed consolidated interim financial statements

- 3 -

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Statements of Changes in Equity

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Equity

Balance, December 31, 2013		27,488,834	$42,784,832	$10,150,849	$(101,869)	$215,680	$(28,502,464)	$24,547,028
Common shares issued for cash:
Brokered public offerings		4,886,163	11,298,039	-	-	-	-	11,298,039
Less share issuance costs		-	(940,942)	-	-	-	-	(940,942)
Exercise of stock options		258,100	299,312	-	-	-	-	299,312
Carrying value of stock options exercised		-	325,069	(325,069)	-	-	-	-
Share-based payments		-	-	911,372	-	-	-	911,372
Options and warrants cancelled or expired		-	-	(63,939)	-	-	63,939	-
Net income for the period		-	-	-	-	-	2,045,024	2,045,024
Currency translation differences of foreign operations		-	-	-	-	838,160	-	838,160
Balance, September 30, 2014		32,633,097	$53,766,310	$10,673,213	$(101,869)	$1,053,840	$(26,393,501)	$38,997,993

Balance, December 31, 2014		35,374,813	$58,606,898	$10,797,709	$(101,869)	$1,672,009	$(25,924,356)	$45,050,391
Common shares issued for cash:
Brokered public offerings	14(b)(i)	953,589	1,480,397	-	-	-	-	1,480,397
Less share issuance costs	14(b)(i)	-	(102,457)	-	-	-	-	(102,457)
Exercise of stock options	14(b)(ii)	381,000	385,920	-	-	-	-	385,920
Carrying value of stock options exercised		-	330,613	(330,613)	-	-	-	-
Share-based payments		-	-	40,820	-	-	-	40,820
Net income for the period		-	-	-	-	-	126,749	126,749
Currency translation differences of foreign operations		-	-	-	-	3,111,102	-	3,111,102
Balance, September 30, 2015		36,709,402	$60,701,371	$10,507,916	$(101,869)	$4,783,111	$(25,797,607)	$50,092,922

The accompanying notes are an integral part of the condensed consolidated interim financial statements

- 4 -

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

	Note	2015	2014
Cash Provided By (Used In):

Operating Activities
Net income		$126,749	$2,045,024
Adjustments for non-cash items:
Depreciation and depletion		950,515	940,164
Accretion of reclamation provision		101,929	98,144
Share-based payments		40,820	884,372
Unrealized (gain) loss on investments		9,440	(12,555)
Deferred income tax expense		786,852	654,034
Foreign exchange (gain) loss		(313,306)	107,465
Fair value adjustment on warrant liability		(212,118)	(983,251)
Share of net loss of equity investee		-	90,944

		1,490,881	3,824,341

Net change in non-cash working capital items	18	(3,905,970)	(1,404,310)

		(2,415,089)	2,420,031

Financing Activities
Concentrate prepayment		13,345,000	-
Shares and units issued for cash, net of issuance costs		1,763,860	11,952,056
Finance lease and equipment loan payments		(1,176,373)	(889,141)

		13,932,487	11,062,915
Investing Activities
Recovery of exploration costs from concentrate proceeds		15,604,659	-
Exploration and evaluation expenditures		(19,745,457)	(1,352,715)
Additions to plant, equipment and mining properties		(2,806,526)	(4,681,846)
Investment in associate		-	(2,660,000)

		(6,947,324)	(8,694,561)

Change in cash and cash equivalents		4,570,074	4,788,385

Effect of exchange rate changes on cash and cash equivalents		325,720	195,989

Cash and Cash Equivalents, Beginning		4,249,794	3,839,595

Cash and Cash Equivalents, Ending		$9,145,588	$8,823,969

Cash and Cash Equivalents Consist of:
Bank balances		$9,145,588	$8,823,969

Supplementary Cash Flow Information (Note 18)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

- 5 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the "Company" or "Avino") was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the exploration, advancement and acquisition of mineral properties.

The Company's head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States and trades on the TSX Venture Exchange ("TSX-V"), the NYSE MKT, and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico, as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo mine in the state of Durango, Mexico.

2.	BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting under International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company, except for the accounting policies which have changed as a result of the adoption of new and revised standards and interpretations which are effective January 1, 2015. These condensed consolidated interim financial statements do not contain all of the information required for full annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company's December 31, 2014 annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

Basis of Presentation

These condensed consolidated interim financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all years presented in these condensed consolidated interim financial statements as if the policies have always been in effect.

Significant Accounting Judgements and Estimates

The Company's management makes judgements in its process of applying the Company's accounting policies to the preparation of its condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company's management make assumptions and estimates of the impacts on the carrying amounts of the Company's assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company's unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2015, are consistent with those applied and disclosed in Note 2 to the Company's audited consolidated financial statements for the year ended December 31, 2014.

- 6 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

Basis of Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its Canadian and Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations

Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration

Promotora Avino, S.A. de C.V. ("Promotora")	79.09%	Mexico	Holding company

Compañía Minera Mexicana de Avino, S.A. de C.V. ("Avino Mexico")	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration

Bralorne Gold Mines Ltd.	100%	Canada	Mining and exploration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the condensed consolidated interim financial statements.

On October 20, 2014, the Company acquired a 100% ownership interest in Bralorne Gold Mines Ltd. ("Bralorne").

On August 26, 2015, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company's ownership by 0.01% to an effective 99.67%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.66% in Avino Mexico prior to the 0.01% increase. The issuance of shares to the Company by Avino Mexico on August 26, 2015, resulted in a reduction in the non-controlling interest from 0.34% to 0.33%.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivables, or fair value through profit or loss ("FVTPL"). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Loans and receivables and other financial liabilities are subsequently measured at amortized cost. Financial instruments comprise cash and cash equivalents, amounts receivable, investments in related and other companies, reclamation bonds, accounts payable, amounts due to related parties, warrant liability, equipment loan, and finance lease obligations.

The Company has classified its cash and cash equivalents, investments in related and other companies, and warrant liability as FVTPL. Amounts receivable, and reclamation bonds are classified as loans and receivables. Accounts payable, amounts due to related parties, equipment loan and finance lease obligations are classified as other financial liabilities.

- 7 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

Financial Instruments (continued)

Subsequent to initial recognition, financial assets are measured in accordance with the following:

(i)

Financial assets classified as fair value through profit or loss are measured at fair value. All gains and losses resulting from changes in their fair value are included in net income (loss) in the period in which they arise.

(ii)

Held-to-maturity investments and loans and receivables are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net income (loss), using the effective interest method less any impairment.

(iii)

Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net income (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net income (loss).

Subsequent to initial recognition, financial liabilities are measured in accordance with the following:

(i)

Financial liabilities classified as other financial liabilities are initially recognized at fair value less transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, a shorter period.

(ii)

Financial liabilities classified as fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Fair value changes on financial liabilities classified as fair value through profit or loss are recognized in net income (loss). At September 30, 2015, the Company classified share purchase warrants with an exercise price in U.S. dollars (see Note 10) as financial liabilities at fair value through profit or loss. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in net income (loss).

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2015 had no significant impact on the Company's condensed consolidated interim financial statements for the periods presented:

Recent Accounting Pronouncements

Annual improvements

In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles, effective for annual periods beginning on or after July 1, 2014.

The following accounting standards were issued but not yet effective as of November 9, 2015:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its condensed consolidated interim financial statements.

- 8 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

Recent Accounting Pronouncements (continued)

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments ("IFRS 9") which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its condensed consolidated interim financial statements.

IFRS 7 Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its condensed consolidated interim financial statements.

IFRS 10 Consolidated Financial Statements

The amendments to IFRS 10 will require a full gain or loss to be recognized when a transaction involves a business (whether it is housed in a subsidiary or not), while a partial gain or loss would be recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact these amendments are expected to have on its condensed consolidated interim financial statements.

IFRS 16 Leases

IFRS 16 is expected to be issued as a final standard by the end of 2015 and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption will be permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard, once issued, is expected to have on its condensed consolidated interim financial statements.

Annual improvements

In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These annual improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company's condensed consolidated interim financial statements.

3.	INVENTORY

	September 30, 2015	December 31, 2014

Process material stockpiles	$3,097,376	$2,730,816
Materials and supplies	1,097,223	723,698
Concentrate	76,121	349,627
	$4,270,720	$3,804,141

The amount of inventory recognized as an expense for the nine months ended September 30, 2015, totalled $8,573,411 (September 30, 2014 – $9,168,088), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

- 9 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

4.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia, Canada	Yukon, Canada	Total

Balance, January 1, 2014	$15,686,172	$3	$1	$15,686,176
Acquisition	-	9,752,300	-	9,752,300
Costs incurred during 2014:
Mine and camp costs	4,099,672	1,323,105	-	5,422,777
Drilling and exploration	870,562	368,081	-	1,238,643
Depreciation of plant and equipment	495,847	-	-	495,847
Effect of movements in exchange rates	407,455	-	-	407,455
Assessments and taxes	164,127	678	-	164,805
Geological and related services	68,328	85,425	-	153,753
Assays	-	16,088	-	16,088
Sale of concentrate	(2,510,304)	(918,320)	-	(3,428,624)
Balance, December 31, 2014	$19,281,859	$10,627,360	$1	$29,909,220

Costs incurred during 2015:
Mine and camp costs	14,495,146	4,087,776	-	18,582,922
Effect of movements in exchange rates	1,215,669	-	-	1,215,669
Depreciation of plant and equipment	738,513	-	-	738,513
Drilling and exploration	45,060	686,633	-	731,693
Interest and other costs	194,485	137,194	-	331,679
Geological and related services	63,555	120,317	-	183,872
Assessments and taxes	135,188	31,909	-	167,097
Assays	-	44,844	-	44,844
Sale of concentrate	(14,860,807)	(743,852)	-	(15,604,659)
Balance, September 30, 2015	$21,308,668	$14,992,181	$1	$36,300,850

Additional information on the Company's exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

The Company's subsidiary Avino Mexico owns 42 mineral claims and leases 4 mineral claims in the state of Durango, Mexico. The Company's mineral claims in Mexico are divided into the following four groups:

(i)	Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company's San Gonzalo mine which achieved production levels intended by management as of October 1, 2012, and on that date accumulated exploration and evaluation costs for the San Gonzalo mine were transferred to mining properties.

- 10 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

4.	EXPLORATION AND EVALUATION ASSETS (continued)

(a)	Durango, Mexico (continued)

(ii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

(iii)	Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)	Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in Note (i) above, are situated within the Avino mine area property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine.

In February 2012, the Company's wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. ("Minerales") whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the "ET zone".

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of $250,100.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns ("NSR") at the commencement of production from the property. In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company's notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

The Company continues to assess its development activities at the ET zone with reference to guidance for development of mineral projects and eventual production from those projects should expected development activities prove successful. The Company's annual financial statements cite a number of factors requiring management judgment that are considered in the decision of whether a mineral project is in the condition necessary for it to be capable of operating in the manner intended by management, including factors which support both technical feasibility and commercial viability of a project. In the periods before management determines technical feasibility and commercial viability have been achieved, the Company records in its statement of financial position the costs of extracting and processing mineralized material from the ET zone as exploration and evaluation costs, and records a reduction to the carrying value of those costs for any proceeds from sales of ET zone concentrate. During the nine months ended September 30, 2015, the Company reduced its exploration and evaluation costs in the condensed consolidated interim statement of financial position by $14,860,807 (US$11,135,861) for sales of 5,349 tonnes of ET zone copper/silver/gold concentrate.

- 11 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

4.	EXPLORATION AND EVALUATION ASSETS (continued)

(b)	British Columbia, Canada

(i)	Bralorne Mine

The Company owns a 100% undivided interest in certain mineral properties located in the Lillooet Mining Division. There is an underlying agreement on 12 crown grants in which the Company is required to pay 1.6385% of Net Smelter Proceeds of Production from the claims, and pay fifty cents ($0.50) per ton of ore produced from these claims if the ore grade exceeds 0.75 ounces per ton gold. The shares of Bralorne Gold Mines Ltd. (the 100%-owned subsidiary which holds title to the Bralorne Mine property) are registered as security for the US$10,000,000 concentrate prepayment facility (Note 8).

(ii)

The Company's mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c)	Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle property. In January 2012, the Company entered into an option agreement on the Eagle property, under which the optionee is required to make cash payments, incur exploration expenditures, and issue shares to the Company in order to earn a 75% interest in the property. During the nine months ended September 30, 2015, the optionee withdrew from the option agreement, and the entire interest in the property reverted back to the Company.

5.	NON-CONTROLLING INTEREST

At September 30, 2015, the Company had an effective 99.67% (December 31, 2014 - 99.66%) interest in its subsidiary Avino Mexico and the remaining 0.33% (December 31, 2014 - 0.34%) interest represents a non-controlling interest. The accumulated deficit and current period income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the condensed consolidated interim financial statements.

- 12 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

6.	PLANT, EQUIPMENT, AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2014	3,433,028	46,141	117,457	4,800,968	2,557,300	1,409,319	12,364,212
Additions	808,713	15,663	96,138	3,290,323	4,252,272	117,800	8,580,909
Effect of movements in exchange rates	276,388	3,715	9,456	381,830	281,947	42,088	995,424
Balance at December 31, 2014	4,518,129	65,519	223,051	8,473,121	7,091,519	1,569,207	21,940,545
Additions	598,544	9,350	43,679	2,157,819	1,431,497	13,282	4,254,171
Effect of movements in exchange rates	631,393	9,156	31,171	1,184,090	991,016	219,291	3,066,117
Balance at September 30, 2015	5,748,066	84,025	297,901	11,815,030	9,514,032	1,801,780	29,260,833

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2014	221,779	13,609	36,181	916,345	221,385	390,296	1,799,595
Additions	533,465	7,657	29,610	1,008,949	204,881	37,990	1,822,552
Effect of movements in exchange rates	17,855	1,096	2,913	73,775	17,823	31,423	144,885
Balance at December 31, 2014	773,099	22,362	68,704	1,999,069	444,089	459,709	3,767,032
Additions	506,150	8,073	31,447	998,252	241,602	46,161	1,831,685
Effect of movements in exchange rates	108,039	3,125	9,601	279,365	62,060	64,243	526,433
Balance at September 30, 2015	1,387,288	33,560	109,752	3,276,686	747,751	570,113	6,125,150

NET BOOK VALUE
At September 30, 2015	4,360,778	50,465	188,149	8,538,344	8,766,281	1,231,667	23,135,683
At December 31, 2014	3,745,030	43,157	154,347	6,474,052	6,647,430	1,109,498	18,173,513

Plant, equipment, and mining properties includes $314,558 as at September 30, 2015 (December 31, 2014 - $892,172), on which no depreciation was charged in the periods then ended.

- 13 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

7.	INVESTMENTS

The Company classifies its investments as long-term investments designated at fair value through profit and loss, except for investments in shares of private companies which are measured at cost as they do not have a quoted price in an active market and their fair value cannot be reliably measured.

Investments are summarized as follows:

	Cost	Accumulated Unrealized Gains (Losses)	Fair Value September 30, 2015	Fair Value December 31, 2014

(a) Avaron Mining Corp.	$40,000	$-	$40,000	$40,000
(b) Benz Mining Corp.	14,500	(11,000)	3,500	20,000
(c) Levon Resources Ltd.	803	9,081	9,884	33,888
(d) SciVac Therapeutics Inc.	3,433	27,631	31,064	-
(e) Oniva International Services Corp.	1	-	1	1
	$58,737	$25,712	$84,449	$93,889

(a)	Avaron Mining Corp. ("Avaron")

In January 2012, the Company acquired 150,000 common shares of Avaron at a cost of $15,000. In April 2013, Avino received an additional 250,000 common shares at a cost of $25,000.

(b)	Benz Mining Corp. ("Benz")

In April 2013, the Company acquired 50,000 common shares of Benz. The value assigned to the investment is based on the market price of Benz's common shares on the date the agreement was entered into.

(c)	Levon Resources Ltd. ("Levon")

The Company's investment in Levon consists of 70,600 common shares with a quoted market value of $9,884 as at September 30, 2015 (December 31, 2014 – 141,200 common shares with a quoted market value of $33,888). During the nine months ended September 30, 2015, the Company and Levon ceased to be related after changes to Levon management and the termination of shared administrative services.

During the nine months ended September 30, 2015, Levon completed a transaction with SciVac Therapeutics Inc. ("SciVac") resulting in the exchange of 0.5 of a common share of Levon for each previous Levon common share held, and the issuance of one new SciVac common share for each previous Levon common share held.

(d)	SciVac Therapeutics Inc. ("SciVac")

In July 2015, the Company received 141,200 common shares of SciVac as a result of its investment in Levon common shares as described above. The quoted market value of the Company's SciVac shares at September 30, 2015 was $31,064.

(e)	Oniva International Services Corp. ("Oniva")

The Company holds a 1/5 indirect beneficial ownership interest in Oniva International Services Corp. ("Oniva"), with four other public companies holding equal 1/5 indirect beneficial ownership interests. David Wolfin and Malcolm Davidson, the Company's CEO and CFO, serve as directors of Oniva, and certain of the Company's directors and officers also serve in those capacities in all of the other companies. The companies' interests in Oniva are held in trust by David Wolfin. See Note 9(c) for a description of transactions with Oniva and Note 17 for disclosure of the Company's commitments with Oniva.

- 14 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

8.	CONCENTRATE PREPAYMENT

On July 8, 2015, the Company entered into a concentrates prepayment agreement with Samsung C&T U.K. Limited ("Samsung"). Pursuant to the agreement, in August 2015 Avino commenced selling concentrates produced from the Avino Mine on an exclusive basis to Samsung, which will continue for a period of 24 months, and Samsung made a prepayment of US$10,000,000 for the concentrates. Samsung pays for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less treatment, refining, shipping and insurance charges. Interest is charged on the prepayment at a rate of U.S. dollar LIBOR (3 month) plus 4.75%, and the prepayment will be repaid in 15 consecutive equal monthly instalments starting in June 2016. The prepayment is secured by the concentrates produced under the agreement and by the common shares of the Company's wholly-owned subsidiary Bralorne Gold Mines Ltd. The prepayment agreement with Samsung relates to the sale of concentrates produced from the company's Avino Mine only and does not include concentrates produced from the San Gonzalo Mine.

9.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and nine months ended September 30, 2015 and 2014 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Salaries, benefits, and consulting fees	$330,769	$237,717	$716,188	$755,711
Share-based payments	-	594,000	-	594,000
	$330,769	$831,717	$716,188	$1,349,711

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino's directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $167,311 (December 31, 2014 - $121,639) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position. As at September 30, 2015, and December 31, 2014, the following amounts were due to related parties:

	September 30, 2015	December 31, 2014

Oniva International Services Corp.	$165,074	$171,650
Directors	25,860	19,259
Officers	19,302	-
Jasman Yee & Associates, Inc.	7,560	4,032
Wear Wolfin Designs Ltd.	2,625	5,250
Intermark Capital Corporation	-	21,875
	$220,421	$222,066

- 15 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

9.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(c)	Other related party transactions

The Company has entered into a cost sharing agreement with Oniva International Services Corp. ("Oniva") for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for a percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty. The transactions with Oniva during the three and nine months ended September 30, 2015 and 2014 are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Office and miscellaneous	$105,185	$97,744	$473,040	$279,689
Salaries and benefits	111,115	69,880	341,295	238,886
Exploration and evaluation assets	27,770	-	27,770	-
	$244,070	$167,624	$842,105	$518,575

Salaries and benefits above included $9,593 for key management personnel compensation that has been included in Note 9(a).

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation ("ICC"), a company controlled by David Wolfin, the Company's president and CEO and also a director, for consulting services. For the nine months ended September 30, 2015, the Company paid $300,000, including bonus (2014 - $370,833, including bonus) to ICC.

The Company pays Jasman Yee & Associates, Inc. ("JYAI"), a company whose managing director is Jasman Yee, a director of the Company, for operational, managerial, metallurgical, engineering and consulting services related to the Company's activities. For the nine months ended September 30, 2015 and 2014, the Company paid $55,680 and $58,442, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. ("WWD"), a company whose director is the brother-in-law of David Wolfin, the Company's president and CEO and also a director, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the nine months ended September 30, 2015 and 2014, the Company paid $22,500 and $22,500, respectively, to WWD.

10.	WARRANT LIABILITY

The Company's warrant liability arises as a result of the issuance of warrants exercisable in U.S. dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model.

A reconciliation of the changes in the warrant liability during the period is as follows:

	September 30, 2015	December 31, 2014

Balance at beginning of the period	$239,690	$-
Recognition upon issuance	-	1,295,647
Fair value adjustment	(212,118)	(1,055,957)
Balance at end of the period	$27,572	$239,690

- 16 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

10.	WARRANT LIABILITY (continued)

Continuity of derivative warrants during the period is as follows:

	Underlying Shares	Weighted Average Exercise Price

Derivative warrants outstanding and exercisable, December 31, 2014 and September 30, 2015	1,033,059	US$2.87

Derivative warrants outstanding and exercisable as at September 30, 2015, are as follows:

	Exercise	Derivative Warrants Outstanding and Exercisable
Expiry Date	Price per Share	September 30, 2015	December 31, 2014

February 25, 2017	US$2.87	1,033,059	1,033,059

As at September 30, 2015, the weighted average remaining contractual life of warrants outstanding was 1.65 years.

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	September 30, 2015	December 31, 2014
Weighted average assumptions:
Risk-free interest rate	0.52%	1.00%
Expected dividend yield	0%	0%
Expected option life (years)	1.39	2.14
Expected stock price volatility	54.39%	66.42%
Weighted average fair value	$0.03	$0.23

11.	EQUIPMENT LOAN

The Company has entered into a loan for mining equipment maturing in June 2018 with a fixed interest rate of 4.75% per annum. The Company's obligations under the loan are secured by the mining equipment. As at September 30, 2015, plant, equipment and mining properties includes a net carrying amount of $525,484 (December 31, 2014 - $nil) for this mining equipment.

The contractual maturity and interest charges in respect of the Company's obligations under this equipment loan are as follows:

	September 30, 2015	December 31, 2014

Not later than one year	$192,958	$-
Later than one year and not later than five years	303,162	-
Less: Future interest charges	(30,416)	-
Present value of loan payments	465,704	-
Less: Current portion	(174,639)	-
Non-current portion	$291,065	$-

- 17 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

12.	FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2015 and 2020 with interest rates ranging from 4.50% to 12.90% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company's obligations under finance leases are secured by the lessor's title to the leased assets. As at September 30, 2015, plant and equipment includes a net carrying amount of $6,464,387 (December 31, 2014 - $5,322,510) for this leased mining equipment.

The contractual maturities and interest charges in respect of the Company's finance lease obligations are as follows:

	September 30, 2015	December 31, 2014

Not later than one year	$1,903,229	$1,362,766
Later than one year and not later than five years	2,206,014	2,216,930
Less: Future interest charges	(273,714)	(280,360)
Present value of minimum lease payments	3,835,529	3,299,336
Less: Current portion	(1,766,906)	(1,292,326)
Non-current portion	$2,068,623	$2,007,010

The Company has a US$5,375,400 master credit facility with Caterpillar Finance that is used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activity at the Avino Mine. As of September 30, 2015, the Company had US$1,959,386 in available credit remaining under this facility.

Additionally, the Company has a US$5,000,000 credit facility with Sandvik Customer Finance LLC that is used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activity at the Avino Mine and the Bralorne Mine. As of September 30, 2015, the Company had US$4,373,873 in available credit remaining under this facility.

13.	RECLAMATION PROVISION

Management's estimate of the Company's reclamation provision at September 30, 2015, is $2,120,224 (December 31, 2014 - $2,005,881). The present value of the provision was calculated using a risk-free interest rate of 7% (December 31, 2014 – 7%) and an inflation rate of 4.25% (December 31, 2014 – 4.25%). Reclamation activities are estimated to begin in 2019 for San Gonzalo and in 2023 for the Avino Mine. The undiscounted value of the provision is $2,286,847 (December 31, 2014 - $2,269,534).

A reconciliation of the changes in the reclamation provision during the periods is as follows:

	September 30, 2015	December 31, 2014

Balance at beginning of the period	$2,005,881	$1,833,938
Unwinding of discount	101,929	131,787
Effect of movements in exchange rates	12,414	(57,844)
Provision recognized on acquisition of Bralorne Gold Mines Ltd.	-	98,000
Balance at end of the period	$2,120,224	$2,005,881

- 18 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

14.	SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

(i)

During the nine months ended September 30, 2015, the Company continued to issue shares in an at-the-market offering under prospectus supplements, the latest of which was filed on May 27, 2015 for up to US$6,000,000. The Company sold an aggregate of 953,589 common shares at an average price of $1.55 (US$1.27) per common share for gross proceeds of $1,480,396 (US$1,206,462) during nine months ended September 30, 2015.

The Company paid a 3% cash commission on the gross proceeds in the amount of $44,412 (US$36,194) and incurred additional accounting, legal and regulatory costs of $58,045.

(ii)	During the nine months ended September 30, 2015, the Company issued 381,000 common shares upon the exercise of stock options for gross proceeds of $385,920.

(c)	Warrants:

During the nine months ended September 30, 2015, and the year ended December 31, 2014 there were no warrants issued or exercised. There were 1,033,059 warrants issued during the year ended December 31, 2014 as summarized in Note 10.

(d)	Stock options:

The Company has a stock option plan to purchase the Company's common shares, under which it may grant stock options of up to 10% of the Company's total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees (up to a limit of 5%), and to persons providing investor relations or consulting services (up to a limit of 2%), the limits being based on the Company's total number of issued and outstanding shares. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed five years from the grant date.

Continuity of stock options for the nine months ended September 30, 2015 and the year ended December 31, 2014 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Stock options outstanding and exercisable, December 31, 2013	2,642,957	$1.16
Granted	1,035,000	$1.90
Forfeited	(50,000)	$1.15
Exercised	(266,457)	$1.16
Stock options outstanding and exercisable, December 31, 2014	3,361,500	$1.39
Granted	50,000	$1.32
Exercised	(381,000)	$1.01
Stock options outstanding and exercisable, September 30, 2015	3,030,500	$1.43

As at September 30, 2015, the weighted average remaining contractual life of stock options outstanding was 2.25 years. Stock-based compensation expense recognized for the nine months ended September 30, 2015 was $40,820 (September 30, 2014 - $884,372).

- 19 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

14.	SHARE CAPITAL (continued)

(d)	Stock options (continued):

Details of stock options outstanding and exercisable are as follows:

		Stock Options Outstanding
Expiry Date	Exercise Price	September 30, 2015	December 31, 2014

January 14, 2015	$0.81	-	45,000
September 10, 2015	$1.05	-	225,000
January 18, 2016	$1.02	745,500	806,500
September 30, 2016	$1.02	645,000	695,000
February 18, 2018	$1.60	195,000	195,000
September 9, 2018	$1.62	360,000	360,000
September 19, 2019	$1.90	855,000	855,000
December 22, 2019	$1.90	180,000	180,000
September 29, 2020	$1.32	50,000	-
		3,030,500	3,361,500

(e)	Earnings (loss) per share:

The calculations for earnings (loss) per share and diluted earnings (loss) per share for the three and nine months ended September 30, 2015 and 2014 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Net income (loss) for the period	$(625,193)	$787,805	$126,749	$2,045,024
Basic weighted average number of common shares outstanding	36,453,755	32,290,392	36,037,472	31,521,145
Effect of dilutive share options	347,035	1,245,953	563,381	1,090,167
Diluted weighted average number of common shares outstanding	36,800,790	33,536,345	36,600,853	32,611,312
Basic earnings (loss) per share	$(0.02)	$0.02	$0.00	$0.06
Diluted earnings (loss) per share	$(0.02)	$0.02	$0.00	$0.06

- 20 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

15.	REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver and gold concentrate from the San Gonzalo mine during the nine months ended September 30, 2015 and from the San Gonzalo mine and the historic Avino stockpiles for the nine months ended September 30, 2014.

Cost of sales consists of changes in inventories, direct costs including personnel costs, general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion and other expenses for the periods. Direct costs include the costs of extracting co-products. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold for the periods and consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Direct costs	$2,481,004	$2,668,331	$7,651,160	$8,237,549
Depreciation and depletion	358,742	325,804	922,251	930,539
	$2,839,746	$2,994,135	$8,573,411	$9,168,088

16.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the condensed consolidated interim statements of operations consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Salaries and benefits	$379,638	$1,045,270	$1,116,890	$1,635,770
Management and consulting fees	304,556	105,512	623,220	470,797
Office and miscellaneous	181,317	55,390	492,313	253,906
Professional fees	121,151	82,082	436,963	313,382
Travel and promotion	46,227	47,268	210,872	141,001
Investor relations	60,471	54,427	175,239	189,482
Directors fees	26,250	20,000	66,250	60,000
Regulatory and compliance fees	33,131	24,806	42,855	92,931
Depreciation	9,740	3,202	28,264	9,625
	$1,162,481	$1,437,957	$3,192,866	$3,166,894

17.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva's total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 9.

- 21 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

17.	COMMITMENTS (continued)

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	September 30, 2015	December 31, 2014

Not later than one year	$163,616	$301,121
Later than one year and not later than five years	44,888	134,291
Later than five years	45,920	56,235
	$254,424	$491,647

Office lease payments recognized as an expense during the nine months ended September 30, 2015, totalled $111,597 (2014 - $64,036).

18.	SUPPLEMENTARY CASH FLOW INFORMATION

	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Net change in non-cash working capital items:
Accounts payable and accrued liabilities	$547,488	$1,247,724
Amounts receivable	(2,391,837)	45,522
Sales taxes recoverable	(945,488)	(660,715)
Taxes payable	(878,069)	575,868
Inventory	(128,626)	(923,759)
Prepaid expenses and other assets	(107,793)	(467,154)
Amounts due to related parties	(1,645)	28,204
Loan receivable	-	(1,250,000)
	$(3,905,970)	$(1,404,310)

	Nine months ended September 30, 2015	Nine months ended September 30, 2014

Taxes paid	$4,079,086	$86,731
Interest paid	107,588	232,140

19.	FINANCIAL INSTRUMENTS

The fair values of the Company's cash and cash equivalents, amounts receivable, amounts due to related parties, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments are based on quoted market prices where applicable. The carrying values of the equipment loan and of the finance lease obligations approximate their fair values based on current market rates for similar debt. The warrant liability is recorded at fair value.

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

- 22 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

19.	FINANCIAL INSTRUMENTS (continued)

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other parties by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents and amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (December 31, 2014 – three) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company's maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At September 30, 2015, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash and cash equivalents at September 30, 2015, in the amount of $9,145,588 (December 31, 2014 - $4,249,794) in order to meet short-term business requirements. At September 30, 2015, the Company had current liabilities of $10,351,804 (December 31, 2014 - $6,476,148). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of concentrate prepayment, finance lease obligations, and equipment loan are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management's opinion, the Company is not exposed to significant interest rate cash flow risk as the Company's concentrate prepayment, finance lease obligations, and equipment loan bear interest at fixed rates.

- 23 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

19.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk (continued)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and US dollars:

	September 30, 2015		December 31, 2014
	MXN	USD	MXN	USD

Cash and cash equivalents	$9,415,967	$5,307,899	$2,532,442	$3,382,302
Amounts receivable	-	3,697,681	-	1,350,874
Accounts payable and accrued liabilities	(16,186,337)	(1,400,831)	(10,805,057)	(786,490)
Concentrate prepayment	-	(10,000,000)	-	-
Finance lease obligations	(332,033)	(2,616,873)	(908,005)	(2,788,356)
Equipment loan	-	(345,437)	-	-
Warrant liability	-	(20,661)	-	(206,611)
Net exposure	(7,102,403)	(5,378,222)	(9,180,620)	951,719
Canadian dollar equivalent	$(609,445)	$(7,177,237)	$(722,056)	$1,104,088

Based on the net Canadian dollar denominated asset and liability exposures as at September 30, 2015, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company's earnings for the nine months ended September 30, 2015 by approximately $712,000 (December 31, 2014 - $45,188). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company's control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At September 30, 2015, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $410,052 (December 31, 2014 - $489,808), and a 10% change in the market price of gold would have an impact on net earnings of approximately $170,420 (December 31, 2014 - $210,058).

The Company is exposed to price risk with respect to its investments as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At September 30, 2015, a 10% change in market prices would have an impact on net earnings of approximately $4,445 (December 31, 2014 - $5,389).

The Company's profitability and ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

- 24 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

19.	FINANCIAL INSTRUMENTS (continued)

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2015:

	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$9,145,588	$-	$-	$9,145,588
Investments	84,449	-	-	84,449
Financial Liabilities
Warrant liability	-	-	(27,572)	(27,572)
	$9,230,037	$-	$(27,572)	$9,202,465

20.	SUBSEQUENT EVENTS

Share issuances – Subsequent to the nine months ended September 30, 2015, the Company issued 47,607 common shares under the prospectus supplement for net proceeds of $68,578 (US$52,866), and cancelled 50,000 stock options expiring on December 22, 2019 and exercisable at $1.90.

Equipment financing – Subsequent to the nine months ended September 30, 2015, the Company ordered mining equipment under leasing arrangements totalling $1,225,876 at interest rates of 4.35% and 5.1% for terms ranging from 48 to 60 months.